Room 4561

	September 20, 2005

Mr. Kenneth W. Bell
Chief Executive Officer
Pacific WebWorks, Inc.
180 South 300 West, Suite 400
Salt Lake City, Utah 84101

Re:	Pacific WebWorks, Inc.
	Registration Statement on Form SB-2 filed August 31, 2005
	File No. 333-127995

	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005 and June
30,
2005
	File No. 0-26731

Dear Mr. Bell:

      This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. No further review of the filings has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please respond to our comments on the periodic reports no later than 10 business days from the date of this letter. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form SB-2

Selling Stockholders, page 28

1. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are non-reporting entities. Please see Interpretation I.60 of our July 1997 Manual of
Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July
1997 Manual of Publicly Available Telephone Interpretations.

2. It does not appear that any selling securityholder is a registered broker-dealer. Please confirm. Please disclose whether any selling securityholder is an affiliate of a registered broker-dealer. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling securityholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling securityholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Transactions Related to the Selling Stockholders, page 29

3. We note your disclosure regarding the sale of 3,630,000 shares of common stock to certain investors in December 2004 as well as the registration of 5,130,000 shares of common stock for resale by such investors. We further note your disclosure that such investors acquired additional shares in subsequent transactions with private parties. Please revise to better explain the nature of these "subsequent transactions." In this regard, we note that while your current disclosure provides investors with information regarding the majority of the shares being registered, it includes no disclosure regarding the additional 1,500,000 shares that were purchased in "subsequent transactions." Please revise accordingly.

Exhibit 5.1. Opinion of Cindy Shy, P.C.

4. We note counsel`s opinion that the shares being registered, "when issued in accordance with the terms set forth in the Registration Statement, will be validly issued, fully paid, and non-assessable."
It appears to be the case, however, that certain of the shares of common stock being registered are currently issued and outstanding.
It also appears to be the case that the validity of the shares underlying certain warrants would be dependent upon their issuance pursuant to the terms of the warrants themselves rather than that set forth in your registration statement. Please have counsel revise as appropriate.

Form 10-KSB for the year ended December 31, 2004

Item 8A. Controls and Procedures, page 37

5. The disclosure regarding your disclosure controls and procedures does not conform to the requirements of Item 307 of Regulation S-B and Rule 13a-15(b) under the Exchange Act. In this regard, we note that while Rule 13a-15(b) requires that management evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter and Item 307 states that the conclusions from such evaluation be disclosed, your filing does not include disclosure regarding the effectiveness of your disclosure controls and procedures and merely indicates that your chief executive officer and acting principal financial officer determined that "there continued to be no significant deficiencies in [the] procedures." We further note similar disclosure in your subsequent periodic filings.
Please advise us whether your disclosure controls and procedures were effective as of December 31, 2004, March 31, 2005 and June 30, 2005.
Please also advise us whether you will consider this comment in preparation of future periodic filings.

6. As a follow-up to the comment above, we note that the disclosure regarding your internal control over financial reporting does not conform to the requirements of Item 308 of Regulation S-B. We note similar disclosure in your subsequent periodic reports for the quarters ended March 31, 2005 and June 30, 2005 referencing your conclusions in this Form 10-KSB. Please advise us whether there were any changes in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during your last fiscal quarter, respectively, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also advise us whether you will consider this comment in preparation of future periodic filings.


*              *              *              *


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Sara
Kalin at (202) 551-3454 or me at (202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile

	Cindy Shy, Esq.
	Cindy Shy, P.C.
	2157 S. Lincoln Street, Suite 202
	Salt Lake City, Utah 84106
	Telephone: (801) 323-2392
	Facsimile: (801) 364-5645